UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

iCapital KKR Private Markets Fund
(Name of Subject Company (Issuer))

iCapital KKR Private Markets Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Stephen Jacobs

iCapital Registered Fund Adviser LLC

60 East 42nd Street
New York, NY 10165
212-994-7402

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

CALCULATION OF FILING FEE

Transaction Valuation: $24,800,199.55(a)	Amount of Filing Fee: $2,298.98(b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation.

[X]       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Amount Previously Paid: 2,298.98 _________________________

Form or Registration No.: Schedule TO _____________________

Filing Party: iCapital KKR Private Markets Fund ______________

Date Filed: November 15, 2021 ___________________________

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]       third-party tender offer subject to Rule 14d-1.

[X]       issuer tender offer subject to Rule 13e-4.

[_]       going-private transaction subject to Rule 13e-3.

[_]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Final Amendment related to the Issuer Tender Offer Statement on Schedule TO (“the “Statement”) originally filed on November 15, 2021 by iCapital KKR Private Markets Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $24,800,199.55 of Class A and Class I shares of beneficial interest (“Shares”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.       The Offer expired on December 27, 2021, at 12:00 midnight, Eastern Time.

2.        The net asset value of Shares tendered pursuant to the Offer was calculated as of December 31, 2021. The net asset value per share of Class A Shares is $18.26 and the net asset value per share of Class I Shares is $39.63.

3.       $3,536,705.54 in Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

iCapital KKR Private Markets Fund

By: /s/Kyle Hartley

Name: Kyle Hartley

Title: Treasurer and Principal Financial Officer

March 29, 2022